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                                                          FOR IMMEDIATE RELEASE
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                    CENDANT SENDS LETTER TO SHAREHOLDERS


STAMFORD, CT AND PARSIPPANY, NJ, APRIL 27, 1998 -- Cendant Corporation
(NYSE: CD) today sent the attached letter from Walter A. Forbes, Chairman and Henry R. Silverman, President and Chief Executive Officer to Cendant shareholders:

Dear Cendant Shareholder:

We are writing to report to you the actions we have taken since the discovery of potential accounting irregularities in certain former CUC businesses and to state clearly that Cendant remains strong and vibrant. All of us in management are united in tackling this problem aggressively. We do not believe that the potential acounting problems exist anywhere other than where they were first discovered.

Here's what we have done to date:

o The Audit Committee of the Board of Directors engaged Willkie Farr & Gallagher as special legal counsel who, in turn, engaged Arthur Andersen LLP to perform a thorough, independent investigation;

o We informed the appropriate regulatory authorities, advised the SEC and initiated a meeting with its staff;

o We assigned all accounting, finance, financial reporting, treasury, budget, systems and control functions to the former HFS finance staff;

o We installed a new management team to lead the Alliance Marketing Division consisting of:

   o Co-Chair and Co-Chief Executive John Fullmer, who was most recently Chief Marketing Officer at CUC;

   o Co-Chair and Co-Chief Executive Tony Menchaca, formerly President of the Comp-U-Card Division;

   o President and Chief Operating Officer John Chidsey, who was Executive Vice President for Business Development at HFS.

o We created a new position of Chief Financial Officer of Alliance Marketing, to which Michael Wargotz has been named;

o  We terminated the employment of CUC's former Chief Financial Officer;

o We have obtained the support of our bank group, which has given us the necessary waivers to maintain the availability to us of $5 billion in existing, committed bank facilities.



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We are outraged that the apparent misdeeds of a small number of individuals within a limited part of our company has adversely affected the value of your investment -- and ours -- in Cendant. We are working together diligently to clear this matter up as soon as possible. We fully support the Audit Committee's investigation and continue to believe that the strategic rationale and industrial logic of the HFS/CUC merger that created Cendant is as compelling as ever.

Cendant is strong, highly liquid, and extremely profitable. The vast majority of Cendant's operating businesses and earnings are unaffected and the prospects for the Company's future growth and success are excellent.

We have reaffirmed our commitment to completing all pending acquisitions:
American Bankers, National Parking Corporation and Providian Insurance. In this connection, we are pleased to note that today we completed the National Parking Corporation acquisition following shareholder and European Community approvals for that transaction.

We are exceedingly proud of the continued dedication and professionalism we see exhibited every day by Cendant associates, who remain single-mindedly focused on the day-to-day success of the company and, ultimately, restoring -- and then increasing -- the value of your and their investment in the Company.

We will announce first quarter earnings on May 5th. We expect to meet or exceed current Wall Street consensus estimates. We have also announced that we will be holding investor meetings in May in which senior members of the Alliance Marketing operating management will discuss that Division's business model and outlook for continued growth and operational success.

We will periodically update you as developments warrant and, when the Audit Committee's investigation is concluded, we will report to you all we can about what happened and share with you our specific measures to assure that we are never confronted with this problem again. Everyone involved in that effort understands the extreme urgency of the assignment and is working as quickly and diligently as possible.

In the meantime, we appreciate and share your concern and are more determined than ever to win back your confidence and reward you for your investment in Cendant.


Sincerely,


Walter A. Forbes                       Henry R. Silverman
Chairman                               President and Chief Executive Officer





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Cendant is the world's premier provider of consumer and business services. The company operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and make approximately 100 million customer contacts annually.


Investor Contact:           Media Contact:        or:

Laura P. Hamilton           Elliot Bloom          Jim Fingeroth/Thomas Davies
Senior Vice President       Vice President        Kekst and Company
Corporate Communications    Public Relations
and Investor Relations      (973) 496-8414        (212) 521-4800
(203) 965-5114